South China Morning Post (Thursday, 14th March 2002)

82 4074

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS WAIVER APPLICATION

TVB announced details of the Distribution Agreement made between ERA and LYP in the Previous Announcement. The parties have agreed to amend the Distribution Agreement where the commission payable by LYP to ERA is amended to NT$4,166,667 (HK$981,666) (sales tax inclusive) per month for the period from 1 January 2002 to 28 February 2003. On 13 March 2002, ERA and LYP entered into a Supplemental Agreement to the Distribution Agreement.

ERA is a connected person of TVB. Accordingly, the entry by LYP into the Supplemental Agreement constitutes a connected transaction of TVB under the Listing Rules.

As the transactions under the Supplemental Agreement are to take place on an ongoing basis for the period from 1 January 2002 to 28 February 2003 in accordance with the provision thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements in respect of the transactions for each of the subsequent financial years subject to a cap amount of NT$50 million (HK$11,780,000) (sales tax inclusive) and other conditions as set out in the section headed "Continuing Connected Transactions: Waiver Conditions" in this announcement.

Details of the Supplemental Agreement will be included in the next published annual report and accounts of TVB.

BACKGROUND

On 16 November 2000, LYP and ERA entered into the Distribution Agreement under which LYP appointed ERA as the sole distributor of LYP's cable television channels in Taiwan and LYP would pay certain commissions to ERA based on a fixed percentage of the distribution income received by LYP from independent cable operators for ERA's distribution services up to a maximum amount of NT$35 million per every period of 12 months. TVB had been granted a conditional waiver from strict compliance with the requirements of the Listing Rules to issue a press announcement for the remainder of the term of the Distribution Agreement (i.e. up to 28 February 2003) so long as the commission payable to ERA does not exceed HK$10 million per year and such cap amount has not been exceeded up to the date of this announcement. Details of the Distribution Agreement and the conditional waiver were included in the Previous Announcement.

DETAILS OF THE SUPPLEMENTAL AGREEMENT

On 13 March 2002, LYP and ERA entered into the Supplemental Agreement pursuant to which the parties agreed that the amount of commissions being payable by LYP to ERA is amended to NT$4,166,667 (HK$981,666) (sales tax inclusive) per month for the period from 1 January 2002 to 28 February 2003. Commission paid by LYP in 2001 was NT$35,000,000 (HK$8,246,000) (sales tax inclusive) while the commission payable by LYP from 1 January 2002 to 28 February 2002 was NT$8,333,334 (HK$1,963,333) (sales tax inclusive).

The Supplemental Agreement was entered into in the ordinary and usual course of business of the Group and the terms of the Supplemental Agreement resulted from arm's length negotiations between LYP and ERA.

The above Hong Kong dollars equivalent are calculated based on the exchange rate of NT$1=HK$0.2356.

REASONS FOR THE SUPPLEMENTAL AGREEMENT

As a result of proven track record of LYP's cable television channels which is evidenced by steady ratings, LYP's cable television channels are able to generate greater distribution income. In view of the success of LYP's cable television channels in Taiwan, LYP has re-negotiated with ERA the distribution arrangement whereby the commission rate is effectively lowered.

PRINCIPAL ACTIVITIES OF TVB, LYP AND ERA

The Group is principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities, including the operation of cable television channels in Taiwan. ERA is in the business of film distribution, TV production and channel transmission. LYP is in the business of TV programming, production and TV channel transmission.

CONTINUING CONNECTED TRANSACTIONS: WAIVER CONDITIONS

As the terms of the Distribution Agreement are altered by the Supplemental Agreement, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements for transactions under the Supplemental Agreement from 1 January 2002 to 28 February 2003 for each of the financial years in respect of the continuing connected transactions thereunder (because it is burdensome to issue a press announcement in relation to the Supplemental Agreement in each of the financial years for the remainder of the term). If granted, the waiver will be conditional on the basis that the aggregate amount payable to ERA under the Supplemental Agreement for each financial year of the Group shall not exceed the cap amount of NT$50 million (HK$11,780,000) ("Cap Amount") and will also be subject to the following conditions:

(a) the transactions shall be:

   (i) entered into in the ordinary and usual course of business of TVB;

   (ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of TVB are concerned; and

   (iii) entered into in accordance with the terms of the Supplemental Agreement;

(b) the aggregate amount of the transactions under the Supplemental Agreement for each financial year of the Group shall not exceed the cap amount of NT$50 million (HK$11,780,000);

(c) the independent non-executive directors of TVB shall review the transactions under the Supplemental Agreement annually and confirm in TVB's next annual report that these were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) TVB's auditors shall review the transactions annually and confirm in a letter (the "Letter") to the directors of TVB (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

   (i) the transactions have received the approval of TVB's board of directors;

   (ii) the transactions are in accordance with any relevant pricing policies as stated in TVB's financial statements;

   (iii) the transactions have been entered into in accordance with the terms of the Supplemental Agreement; and

   (iv) the Cap Amount has been exceeded;

and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the directors of TVB shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the transactions under the Supplemental Agreement in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of TVB for that financial year together with a statement of the opinion of the independent non-executive directors and the auditors of TVB referred to in paragraphs (c) and (d) above; and

(f) The Group shall provide to the Stock Exchange an undertaking that, for so long as TVB's shares are listed on the Stock Exchange, it will provide TVB's auditors with full access to its relevant records for the purpose of the auditors' review of the transactions referred in paragraph (d) above.

If the Cap Amount is exceeded, or if the terms of the Supplemental Agreement as mentioned above are altered, or if the Group enters into new arrangement or agreement with ERA in the future, TVB will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this letter on transactions of the kind to which the transactions under the Supplemental Agreement belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of TVB, TVB must take immediate steps to ensure compliance with such requirements within a reasonable time.

RELATIONSHIP WITH ERA AND IMPLICATIONS UNDER THE LISTING RULES

ERA is a substantial shareholder of LYP, a non-wholly owned subsidiary of TVB. ERA is accordingly a connected person as defined in the Listing Rules and the Supplemental Agreement constituted connected transactions for TVB.

The value of the consideration to be paid to ERA under the Supplemental Agreement is less than 3% of the net tangible assets of the consolidated accounts of Group on an annualised basis. Accordingly, the transactions under the Supplemental Agreement are being disclosed in accordance with Rule 14.25(1) of the Listing Rules.

The directors of TVB, including the independent non-executive directors, consider that the terms of the Supplemental Agreement are fair and reasonable and in the interests of the independent shareholders and TVB and that the Supplemental Agreement was entered into in the ordinary and usual course of business and on normal commercial terms.

Details of the Supplemental Agreement will be included in the next published annual report and accounts of TVB pursuant to Rule 14.25(1) of the Listing Rules.

DEFINITIONS

"Distribution Agreement"	the distribution agreement dated 16 November 2000 entered into between LYP and ERA, the term of which is from 1 March 2001 to 28 February 2003
"ERA"	Era Communications Co., Ltd., being a substantial shareholder of LYP and a connected person of TVB
"Group"	TVB and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"LYP"	Liann Yee Production Co., Ltd., a non-wholly owned subsidiary of TVB
"NT$"	New Taiwan Dollars, the lawful currency of Taiwan
"Previous Announcement"	TVB's previous announcement dated 16 November 2000, which appeared in the South China Morning Post and Hong Kong Economic Times
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	the supplemental agreement dated 13 March 2002 entered into between LYP and ERA supplementary to the Distribution Agreement
"TVB"	Television Broadcasts Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange

By Order of the Board
Television Broadcasts Limited
T.K. Ho
Company Secretary

13 March 2002, Hong Kong

To: The U.S. Securities & Exchange Commission